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MAR 02 2009
Washington, DC
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PB 3/11

09059672

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Utendahl Capital Partners, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 21st Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Len Stanley — 212 612 9193
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Len Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Parners, LP, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

LENAE' HARRIS
Notary Public - State of New York
NO. 01HA6174039
Qualified in Kings County
My Commission Expires 9/10/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2008

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
INDEX
DECEMBER 31, 2008

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying statement of financial condition of Utendahl Capital Partners, L.P. ("the Partnership") as of December 31, 2008. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 24, 2009

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash and cash equivalents	$	988,449
Underwriting and other fees receivable		1,788,944
Due from clearing brokers		231,098
Due from affiliates		1,063,347
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $884,244		1,115,790
Other assets		662,638
TOTAL ASSETS	$	5,850,266

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	706,751
COMMITMENTS AND CONTINGENCIES		
Subordinated borrowings and accrued interest		2,638,167
PARTNERS' CAPITAL		2,505,348
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	5,850,266

See accompanying notes to financial statements.

Note 1 – Organization and Business:

Utendahl Capital Partners, L.P. (the "Partnership"), a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership generates its revenue principally by providing securities trading and brokerage services to institutional investors. It maintains one office in New York City.

The General Partner is Utendahl Partners, LP ("General Partner") and the sole limited partner is Utendahl Financial Assets Holding Corporation, LLC.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Partnership keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

Principal transactions, including commissions and related expenses, are recorded on a trade-date basis. Underwriting and related fees are recorded at the time the underwriting is completed.

Depreciation and Amortization:

Furniture and equipment is depreciated on a straight-line basis based on estimated lives ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Continued):

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to years beginning after December 15, 2008 by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Partnership does not expect the adoption of FIN48 to have an effect on its financial statements.

Income Taxes:

No provision for federal and state income taxes has been made since the Partnership is not subject to them. The Partnership's income or loss is reportable by its partners on their individual tax returns.

Employee Lease Costs:

The Partnership has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Partnership for such employee compensation and benefit amounts. This agreement is cancelable upon sixty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Note 3 – Due from Clearing Broker:

The clearing broker and depository operations for the Partnership's securities transactions are provided by several brokers, all of which are members of major securities exchanges. At December 31, 2008, the receivable from clearing broker represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its clients.

The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2008, there were no significant unsecured amounts owned to the clearing broker by these customers in connection with normal margin, cash and delivery terms against payment transactions.

Note 4 – Related Party Transactions:

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis. Additionally, the Partnership has entered into shared services agreements with certain affiliates.

Underwriting and other fees receivable include amounts due from an affiliate of the General Partner as follows:

Urban America, LLC	$ 313,960

Included in other assets is a loan for $200,000 due from an officer of the Partnership. The loan is due on demand including interest at 3.18%. Also included in other assets are non-interest bearing advances of $165,467 to the same officer.

Note 5 – Transactions with Affiliates:

The Partnership has entered into an expense sharing agreement with Utendahl Capital Group, LLC (UCG), an affiliated broker-dealer The contract calls for UCG to pay the Partnership a fixed charge of $3,200 a month or $38,400 annually.

The Partnership also receives from UCG direct costs related to the marketing and closing of underwriting transactions. The amount received for 2008 was $1,041,137.

The borrowings under subordinated agreements with Utendahl Capital Group, LLC (UCG) at December 31, 2008 are as follows:

Subordinated loan, fixed monthly interest of $1,000, due July 5, 2009	$ 550,000
Subordinated loan, fixed monthly interest of $1,000, due April 21, 2010	350,000
Subordinated loan, fixed monthly interest of $1,000, due May 12, 2010	1,200,000
Subordinated loan, interest at 2.4% per annum, due August 8, 2010	500,000
Accrued interest	38,167
	$ 2,638,167

The subordinated borrowings and accrued interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 – Allowance for Affiliated Receivables:

During the year, the Partnership has made allowances against funds advanced to an affiliate which have been deemed to be uncollectable in the amount of $2,179,310. The advances were made primarily to fund marketing efforts of the affiliate, which to their degree of success, would have enabled them to repay the advances and would have resulted in additional revenue to the Partnership. The allowances were recorded as the expected marketing efforts did not result in sufficient ability of the affiliate to reimburse the Partnership for all of the advances.

Note 7 – Commitments and Contingencies:

The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual payments are as follows:

Year ended December 31, 2009	$ 508,725
Year ended December 31, 2010	296,756
	$ 805,481

Note 7 – Commitments and Contingencies (Continued):

Included in other assets at December 31, 2008 are certificates of deposit of $95,932 which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

The Partnership is involved in various litigation matters arising in the normal course of business. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Partnership.

Note 8 – Concentrations:

The Partnership maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 9 – Net Capital Requirements:

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2008, the Partnership had a net capital of $649,602 which exceeded its requirement by $549,602.

The Partnership is exempt from the SEC Rule 15c3-3 under sub-paragraph (k)(2)(ii) as all customer accounts, as defined, are carried by other clearing brokers.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022